SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SimpleTech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

828820 10 0

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manouch Moshayedi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,000

	6.	Shared Voting Power 9,855,061 (1)

	7.	Sole Dispositive Power 41,000

	8.	Shared Dispositive Power 9,855,061 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,896,061 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 25.6%

12.	Type of Reporting Person (See Instructions) IN

(1) Included in the number of shares Mr. Moshayedi beneficially owns are: (i) 1,098,496 shares held by Manouch Moshayedi, as a Co-Trustee for the D. and N. Moshayedi Investment Trust, dated 9/25/98 and (ii) 8,756,565 shares held by Manouch Moshayedi and Sophie Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95.  Mr. Moshayedi has shared voting and dispositive power with respect to the shares held by the D. and N. Moshayedi Investment Trust and the M. and S. Moshayedi Revocable Trust.   Manouch Moshayedi expressly disclaims beneficial ownership of shares held by the D. and N. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Manouch Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of such shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sophie Moshayedi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,756,565 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,756,565 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,756,565 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] See note 2 below.

11.	Percent of Class Represented by Amount in Row (9) 22.6%

12.	Type of Reporting Person (See Instructions) IN

(2) Included in the number of shares Ms. Moshayedi beneficially owns are 8,756,565 shares held by Manouch Moshayedi & Sophie Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95.  Does not include (i) 41,000 shares held by Ms. Moshayedi’s spouse and (ii) 1,098,496 shares held by the D. and N. Moshayedi Investment Trust for which Ms. Moshayedi’s spouse serves as co-trustee.  Ms. Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust.  Ms. Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by her spouse or the D. and N. Moshayedi Investment Trust, and Ms. Moshayedi expressly disclaims beneficial ownership of all of the shares of common stock held by her spouse and the D. and N. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Sophie Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M. and S. Moshayedi Revocable Trust, dated 11/16/95

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
Not Applicable.

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,756,565

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 8,756,565

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,756,565

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 22.6%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer SimpleTech, Inc.
	(b)	Address of Issuer's Principal Executive Offices 3001 Daimler Street Santa Ana, California 92705-5812

Item 2.
	(a)	Name of Person Filing Manouch Moshayedi, Sophie Moshayedi, and the M. and S. Moshayedi Revocable Trust
	(b)	Address of Principal Business Office or, if none, Residence 3001 Daimler Street Santa Ana, California 92705-5812
	(c)	Citizenship Manouch Moshayedi – United States Sophie Moshayedi – United States M. and S. Moshayedi Revocable Trust – California
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 828820 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Manouch Moshayedi (1) – 9,896,061 Sophie Moshayedi (2) – 8,756,565 M. and S. Moshayedi Revocable Trust – 8,756,565
	(b)	Percent of class: Manouch Moshayedi (1) – 25.6% Sophie Moshayedi (2) – 22.6% M. and S. Moshayedi Revocable Trust – 22.6%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Manouch Moshayedi – 41,000 Sophie Moshayedi – 0 M. and S. Moshayedi Revocable Trust – 8,756,565
(ii) Shared power to vote or to direct the vote Manouch Moshayedi (1) – 9,855,061 Sophie Moshayedi (2) – 8,756,565 M. and S. Moshayedi Revocable Trust - 0

(iii) Sole power to dispose or to direct the disposition of Manouch Moshayedi – 41,000 Sophie Moshayedi – 0 M. and S. Moshayedi Revocable Trust – 8,756,565
(iv) Shared power to dispose or to direct the disposition of Manouch Moshayedi (1) – 9,855,061 Sophie Moshayedi (2) – 8,756,565 M. and S. Moshayedi Revocable Trust - 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

(1) Included in the number of shares Mr. Moshayedi beneficially owns are: (i) 1,098,496 shares held by Manouch Moshayedi, as a Co-Trustee for the D. and N. Moshayedi Investment Trust, dated 9/25/98 and (ii) 8,756,565 shares held by Manouch Moshayedi and Sophie Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95.  Mr. Moshayedi has shared voting and dispositive power with respect to the shares held by the D. and N. Moshayedi Investment Trust and the M. and S. Moshayedi Revocable Trust.   Manouch Moshayedi expressly disclaims beneficial ownership of shares held by the D. and N. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Manouch Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of such shares.

(2) Included in the number of shares Ms. Moshayedi beneficially owns are 8,756,565 shares held by Manouch Moshayedi & Sophie Moshayedi, as Trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95.  Does not include (i) 41,000 shares held by Ms. Moshayedi’s spouse and (ii) 1,098,496 shares held by the D. and N. Moshayedi Investment Trust for which Ms. Moshayedi’s spouse serves as co-trustee.  Ms. Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust.  Ms. Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by her spouse or the D. and N. Moshayedi Investment Trust, and Ms. Moshayedi expressly disclaims beneficial ownership of all of the shares of common stock held by her spouse and the D. and N. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Sophie Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ MANOUCH MOSHAYEDI
Signature
Manouch Moshayedi
Name/Title

February 14, 2003
Date
/s/ SOPHIE MOSHAYEDI
Signature
Sophie Moshayedi
Name/Title

February 14, 2003
Date
M. AND S. MOSHAYEDI REVOCABLE TRUST /s/ MANOUCH MOSHAYEDI
Signature
Manouch Moshayedi, Co-Trustee
Name/Title

February 14, 2003
Date
M. AND S. MOSHAYEDI REVOCABLE TRUST /s/ SOPHIE MOSHAYEDI
Signature
Sophie Moshayedi, Co-Trustee
Name/Title

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1)           The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2)           The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: February 14, 2003	Signature:	/s/ MANOUCH MOSHAYEDI
	Name:	Manouch Moshayedi

	Signature:	/s/ SOPHIE MOSHAYEDI
	Name:	Sophie Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST

	Signature:	/s/ MANOUCH MOSHAYEDI
	Name:	Manouch Moshayedi
	Title:	Co-Trustee

	Signature:	/s/ SOPHIE MOSHAYEDI
	Name:	Sophie Moshayedi
	Title:	Co-Trustee